United States securities and exchange commission logo





                             July 28, 2023

       Kwai Hoi Ma
       Chief Executive Office
       Real Messenger Corp
       695 Town Center Drive, Suite 1200
       Costa Mesa, CA 92626

                                                        Re: Real Messenger Corp
                                                            Registration
Statement on Form F-4
                                                            Filed July 3, 2023
                                                            File No. 333-273102

       Dear Kwai Hoi Ma:

               We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed July 3, 2023

       Cover Page

   1. You state that after the Business Combination, Nova Vision's current public shareholders will own 10.57% of the
issued share capital of PubCo and Nova Vision's current directors, officers and affiliates
will own approximately 8.06%. Please provide the calculations that support these
disclosures or revise as necessary.
   2. We note that you will be a controlled company under the Nasdaq listing rules following the business
combination. Please include this disclosure on the prospectus cover page.
                                                        Additionally, include
the natural person(s) expected to exercise voting and other
                                                        dispositive power over
the company following the business combination.
 Kwai Hoi Ma
FirstName  LastNameKwai Hoi Ma
Real Messenger  Corp
Comapany
July       NameReal Messenger Corp
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FirstName LastName
Questions and Answers
Do any of Nova Visions directors or officers have interests that may conflict. .. ., page 5

3.       We note your statement that    Nova Vision   s directors and officers
have an incentive to
         complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is
         an appropriate business with which to effect Nova Vision   s initial
business combination.
         Please revise to discuss the fact that such a business combination may be on terms that disfavor the public shareholders.
How will the Initial Shareholders vote?, page 6

4. We note the disclosure on page 6 that the Initial Shareholders may purchase NOVA
         Ordinary Shares in the open market or private transactions and have agreed to vote those securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
Will I experience dilution as a result of the business combination?, page 8

5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Additional Agreements Executed at the Signing of the Merger Agreement, page 18

6.       We note that the lock-up agreements to be entered into at closing will
be    subject to
         certain customary exceptions.    Please disclose these exceptions.
Risk Factors, page 28

7. Your risk factor summary includes several risks that do not have corresponding risk factor disclosure. For example, the risk factor summary states that you will not obtain a fairness opinion from an unaffiliated third party. It also states that significant redemptions could cause the PubCo Ordinary shares to become less liquid. These are non-exhaustive examples. Please include a corresponding risk factor for each risk mentioned in the risk factor summary and provide detailed discussion of why these factors pose a risk to public shareholders.
8. Please revise to include a risk factor highlighting that Nova Vision has experienced a significant number of redemptions and could experience further redemptions in connection with the business combination. This risk factor should include a discussion of the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms. Discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined
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FirstName  LastNameKwai Hoi Ma
Real Messenger  Corp
Comapany
July       NameReal Messenger Corp
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         entity.
Risk Related to Real Messenger's Business
We have identified material weaknesses in our internal control over financial reporting..., page
36

9. Please revise to describe the specific remediation measures you have taken to date, if any, and those you still plan to take to address the material weaknesses in your internal control over financial reporting. Also, disclose when you expect to fully remediate these weaknesses and any material costs incurred to date as part of your remediation plan. In addition, explain why you have repeated this risk factor, and others, on page 40 or revise accordingly.
Risks Related to Nova Vision and the Business Combination, page 40

10. We note that Nova Vision Acquisition has identified material weaknesses in their internal control over financial reporting related to the lack of accounting staff with appropriate knowledge of U.S. GAAP and SEC reporting, and as a result they have determined that their disclosure controls and procedures and internal control over financial reporting were not effective. Please revise to include a risk factor addressing Nova Vision's material weaknesses and the results of their controls and procedures evaluations.
Nova Vision shareholders will experience immediate dilution as a consequence..., page 49

11. We note your statement that having a minority share position may reduce the influence
         that Nova Vision   s current shareholders have on management. Please
revise to highlight
         the unlikelihood that current Nova Vision shareholders will be able to meaningfully effect any corporate changes that require a shareholder vote, including the election of directors, future business combinations, rights issuances or stock-splits. These examples are non-
         exhaustive.
Risks Related to PubCo's Securities
PubCo will be an "emerging growth company," as defined under the federal securities laws..., page 58

12. You state that "if" the PubCo elects not to opt out of the extended transition period for complying with new or revised accounting standards, such financial statements may not be comparable to other public companies. Please revise to more clearly state whether Real
         Messenger Corporation has made such election. Refer to Question 13 of the Jumpstart Our
         Business Startups Act FAQs.
Nova Visions Reasons for Approval of the Business Combination, page 82

13. We note your statement that board considered the listed factors among other things.
         Please revise to include, without qualification, the full list of material factors considered by the board when determining whether to approve of the business combination.
 Kwai Hoi Ma
FirstName  LastNameKwai Hoi Ma
Real Messenger  Corp
Comapany
July       NameReal Messenger Corp
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Certain Projected Information of Real Messenger, page 87

14. We note that you have provided a summary of the projections. Please revise to include the full projections provided to the board. In addition, we note that Real
Messenger   s
         management relied on numerous assumptions to derive the projections. Revise your discussion to include all material assumptions underlying the projections and how they were used.
15. We note that the board considered five years of Real Messenger projections and that long-
         term projections are subject to increased uncertainty. Please tell us how the board relied upon these projections. Further, tell us how the board was able to determine that the forecasts reflecting more than straight line growth assumptions were reasonable, in light of the extensive length and the company currently not having any revenue generating operations and the significant number of redemptions.
Recommendation of Nova Vision Board, page 88

16. We note your statement that the board has determined the Business Combination with
         Real Messenger is in the best interests of Nova Vision and its shareholders. Please clarify whether the board considered the business combination to be in the best interests of Nova
         Vision   s unaffiliated shareholders.
Business of Real Messenger, page 95

17. We note your disclosure that 95% of your members are U.S. based. However, we note that a majority of your development team employees are located in Hong Kong, and that you had a significant lax liability in Hong Kong for fiscal years 2021 and 2022. We further note your disclosure that you "shall not undertake a business combination with any entity with its principal business operations in China (including Hong Kong and Macau)", but that you have two subsidiaries located in Hong Kong. Please revise to provide a more complete discussion regarding the extent of your business operations in Hong
         Kong, quantify the percentage of employees based there as well as whether any of your officers and directors are located in Hong Kong or China, and the percentage of revenue that is attributable to your Hong Kong subsidiaries.
Increase Monetization While Creating Added Value for Our Members, page 101

18. We note your statements regarding "increasing monetization" and "further monetizing"
         your platform. Please revise these statements to avoid the implication that the company has monetized its platform. To this end, we note that the company has not generated any revenues from its platform or developed any monetized solutions to date.
Management's Discussion and Analysis of Financial Condition and the Results of Operations of
Real Messenger, page 109

19. We note that you include a list of key metrics in your business description on page 99. If
 Kwai Hoi Ma
FirstName  LastNameKwai Hoi Ma
Real Messenger  Corp
Comapany
July       NameReal Messenger Corp
     28, 2023
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FirstName LastName
         these are key metrics used by management to assess the performance of your business, please revise to list these metrics and how they are used by
management in management   s
         discussion of and analysis of financial condition and results of operations.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions, page 126

20. You disclose that an additional 7,500,000 ordinary shares may be issued to the Real
         Messenger shareholders as earnout consideration. Please tell us, and revise to disclose, how you plan to account for the earnout consideration and provide the authoritative literature that supports your view. Include your assessment of the preliminary fair value of the earnout shares and revise the pro forma financial statements accordingly. If you determine that the earnout shares will be accounted for as a liability, disclose the factors that will impact the fair value of such shares and the resulting impact on your pro forma financial statements.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 132

21. Please revise pro forma adjustment (1) to cash and cash equivalents to reflect the additional $225,000 deposited into the trust account by the Sponsor as indicated on page
         132. Also, include a separate pro forma adjustment labeled (2) to cash and cash equivalents to reflect the cash released from the trust account.
22. We note pro forma adjustment (3) assumes that the Note payable and Due to related parties will be settled with the issuance of 138,341 Nova ordinary shares. Your disclosures on page 14 indicate that the Notes will either be paid upon consummation of the business combination, or at the lender's discretion, converted into units at $10.00 per unit. Please revise your pro forma notes to state, if true, that the note holders have chosen to convert their notes rather than cash settle the debt. If they have not done so, explain why you are assuming payment in shares.
23. You disclose in pro forma adjustment (4) that transaction costs are not included in the pro forma condensed combined statement of operations as they are
nonrecurring.    Please
         revise to reflect any unrecorded transaction costs that will be expensed as part of the merger in the pro forma condensed combined statement of operations, effective as of the beginning of the fiscal year presented. To the extent these costs will not impact the results of the combined entity beyond 12 months after the merger, revise to indicate as such in the notes to the pro forma condensed combined financial statements. Refer to Rule 11-
         02(a)(6)(B) and 11-02(a)(11)(i) of Regulation S-X.
24.      Pro forma note (5) includes a discussion of the public shares redeemed and the
         related redemption payment on November 9, 2022. Considering the redemptions are already reflected in the historical financial statements of Nova Vision, please revise to
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FirstName  LastNameKwai Hoi Ma
Real Messenger  Corp
Comapany
July       NameReal Messenger Corp
     28, 2023
July 28,
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FirstName LastName
         remove this disclosure from pro forma note (5). Instead, disclose the fact that the deferred underwriting fees payable upon consummation of the merger will be based on 3% of the the trust balance, subject to a $500,000 minimum. Also, include a separate pro forma footnote to reflect the cash that will be paid to redeem additional shares under the interim and maximum redemption scenarios.
25. We note that you intend to enter into subscription agreements with investors for the private placement of your ordinary shares. Please tell us whether any subscriptions agreements have been finalized to date. To the extent you do not have subscription agreements in place, tell us your basis for assuming the issuance and conversion of private placement notes in pro forma balance sheet. In this regard, consider removing pro forma adjustments (8) and (9) from the pro forma financial statements and instead include a footnote only discussion of the impact to your pro forma financial statements, including your earnings per share, if you were to receive such financing or the implications to your business if such agreements are not finalized.
Earnings per share, page 134

26. Please revise to clarify what the weighted average shares outstanding in the second chart on page 134 is intending to convey. In this regard, we note that the 11,815,703 includes
         Nova public rights and Nova rights included in the Private Units. Considering such rights will convert into ordinary shares upon consummation of the Business Combination, explain why such shares are not included in the pro forma per share calculations or revise.
Experts, page 173

27. We note that Friedman LLP opined on the company's March 31, 2022 financial statements while Marcum Asia CPAs LLP opined on the March 31, 2023 financial statements. Please revise to include the disclosures required by Item 14(j) of Form F-4 and Item 16F of Form
         20-F or explain.
Nova Vision Acquisition Corp Financial Statements, page F-1

28. Please update to include the appropriate interim period financial statements in the next amendment. Refer to Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments
 Kwai Hoi Ma
Real Messenger Corp
July 28, 2023
Page 7

on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at
(202) 551-6756 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameKwai Hoi Ma
                                                             Division of
Corporation Finance
Comapany NameReal Messenger Corp
                                                             Office of
Technology
July 28, 2023 Page 7
cc:       Lawrence Venick
FirstName LastName